SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)
For the fiscal year ended December 31, 2007
Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)
For the transition period from                      to
Commission file number
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Eaton Personal Investment Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Eaton Corporation
1111 Superior Avenue
Cleveland, Ohio 44114-2584
SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

(Name of Plan) EATON PERSONAL INVESTMENT PLAN
Date: June 24, 2008	By:	Eaton Corporation Pension
Administration Committee

By:	/s/ B. K. Rawot
B. K. Rawot
Vice President and Controller Eaton Corporation

EATON PERSONAL INVESTMENT PLAN
FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
December 31, 2007

INDEX

Page
Report of Independent Registered Public Accounting Firm

Financial Statements:

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 11

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year	12
EX-23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Pension Administration Committee and the
Pension Investment Committee — Eaton Corporation
We have audited the accompanying Statement of Net Assets Available for Benefits of the EATON PERSONAL INVESTMENT PLAN as of December 31, 2007 and 2006 and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Eaton Personal Investment Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ MEADEN & MOORE, LTD.
Certified Public Accountants
May 28, 2008
Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
Eaton Personal Investment Plan

	December 31
	2007	2006
ASSETS
Receivable — Employer contributions	$21,635	$90,325
Receivable — Employee contributions	90,217	71,035
Receivable — Interest	3,867	3,432

Total Receivables	115,719	164,792

Investments:
Plan interest in Eaton Employee Savings Trust	91,548,526	85,779,779
Plan interest in Eaton Employee Savings Trust — Eaton Stable Value Fund	4,693,963	4,088,848

Total Master Trust Investments	96,242,489	89,868,627
Participant Loans	2,654,649	2,834,441

Total Investments	98,897,138	92,703,068

Net Assets Available for Benefits at Fair Value	99,012,857	92,867,860

Adjustment from fair value to contract value for fully benefit- responsive investment contract	(28,916)	37,508

Net Assets Available for Benefits	$98,983,941	$92,905,368

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Eaton Personal Investment Plan

	Year Ended December 31
	2007	2006
Additions to Net Assets Attributed to:
Contributions:
Employer	$548,236	$695,881
Employee	4,858,160	5,406,158
Rollover	667,249	4,492,338

	6,073,645	10,594,377

Plan interest in Eaton Employee Savings Trust investment gain	9,125,640	9,553,648
Interest and dividend income	211,163	208,179

Total Additions before Transfers	15,410,448	20,356,204

Transfers from other plans	6,355,356	38,004

Total Additions	21,765,804	20,394,208

Deductions from Net Assets Attributed to:
Benefits paid to participants	15,045,272	14,875,496
Administrative expenses	35,516	33,562
Transfers to other plans	606,443	110,622

Total Deductions	15,687,231	15,019,680

Net Increase	6,078,573	5,374,528

Net Assets Available for Benefits:
Beginning of Year	92,905,368	87,530,840

End of Year	$98,983,941	$92,905,368

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
Eaton Personal Investment Plan
1	Description of Plan

The following description of The Eaton Personal Investment Plan provides only general information. Participants should refer to the Plan document and summary plan description, which is available from the Company’s Human Resources Department upon request, for a complete description of the Plan’s provisions.

General:

Effective July 1, 1996, Eaton Corporation (the Company, or the Plan Sponsor) established the plan. On May 1, 1998, the Company amended the Plan and restated certain articles therein to qualify the Plan as a profit-sharing plan under Section 401(a) of the Internal Revenue Code (the Code), and include a cash or deferred arrangement that is intended to qualify under Section 401(k) of the Code. Effective January 1, 2002, the Plan was amended and restated and renamed the Eaton Personal Investment Plan.

Eligibility:

The Plan provides that all union employees that belong to IAM Local 78 and IAM Local 1061, Milwaukee, Wisconsin; USWA Local 7509, Shelbyville, Tennessee; UAW Local 164, Auburn, Indiana; Metal Processors Union IUAP and NW AFL-CIO Local 16, Rochelle, Illinois; UAW Local 220, Marshall, Michigan; IAM and Aerospace Workers, Local 77, Eden Prairie, Minnesota; Beaver Salaried Employees Association and IBEW, AFL-CIO, Local 201, Beaver, Pennsylvania; IBEW, AFL-CIO, Local 1833, Horseheads, New York; UAW Local 1609, Winamac, Indiana; UPIU Local 7171 & Local 7565, Omaha, Nebraska; IAMAW Local 725, Los Angeles, California; IAM Local 70,
Hutchinson, Kansas; UPIU Local 7967, Cleveland, Ohio; UAW Local 1966 and UAW Local 475, Jackson, Michigan; IUE Local 792, Jackson, Mississippi; IAMAW Local 2528, Hohenwald, Tennessee; PACE — Local 7433, Saginaw, Michigan; UAW Local 1404, Columbia City, Indiana; IAM Lodge 1165, Lincoln, Illinois; United Employees Union, Elizabeth, New Jersey; Eagle American Shop Union, Warwick, RI; International Association of Machinists and Aerospace Workers, AFL-CIO, Portage, MI; and UAW Local 2262, Euclid, OH, will be eligible for membership in the Plan on the date at which the employee has completed the specified probationary period as stated in the applicable collective bargaining agreement.

Contributions:

Employee Contributions — Employees may make before-tax or after-tax contributions with maximum employee contribution percentages determined by the applicable collective bargaining agreement. Catch-up contributions are permitted in the Plan, allowing participants age 50 and older to defer an additional amount of their compensation as prescribed by the Internal Revenue Code.

NOTES TO FINANCIAL STATEMENTS
Eaton Personal Investment Plan
1	Description of Plan, Continued

Contributions, Continued:

Employer Contributions — Certain eligible participants of the Plan may receive a Company matching contribution of 50% up to 6% of their compensation or 25% up to 6% of their compensation, depending on the location. Eligible participants may also receive a profit-sharing contribution, depending on the location.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

Rollover contributions from other Plans are also accepted, providing certain specified conditions are met.

Participants’ Accounts:

Each participant’s account is credited with the participant’s contributions, Company matching contributions, and an allocation of the Plan’s earnings and is charged with an allocation of administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting:

All participants are 100% vested, subject to certain provisions as defined by the Plan, in elective deferrals, company contributions, and rollover contributions made to the Plan, and actual earnings thereon.

Participants’ Loans:

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance, reduced by their highest outstanding loan balance during the preceding 12 months. Loan terms range from 1-5 years except for loans used for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate based on the prime interest rate as determined by the Trustee. Principal and interest are paid through payroll deduction.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

NOTES TO FINANCIAL STATEMENTS
Eaton Personal Investment Plan
1	Description of Plan, Continued

Investment Options:

Employee contributions may be invested in any of the fund options available under the Plan.

2	Summary of Significant Accounting Policies

Basis of Accounting:

The financial statements of the Eaton Personal Investment Plan (the Plan) are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition:

The Plan’s trustee is Fidelity Management Trust Company, and the Plan’s investments, excluding participant loans, were invested in the Eaton Employee Savings Trust (Master Trust), which was established for the investment of assets of the Plan and the Eaton Savings Plan. The fair value of the Plan’s interest in the individual funds of the Master Trust is based on the value of the Plan’s interest in the fund as of January 1, 2002 plus actual contributions and allocated investment income (loss) less actual distributions.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Common/collective trust funds and pooled separate accounts are valued at the redemption value of the units held at year-end. Participant loans are valued at cost, which approximates fair value. The Eaton Stable Value Fund invests primarily in investment contracts issued by insurance companies, banks or other financial institution, including investment contracts backed by high-quality fixed income securities.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

NOTES TO FINANCIAL STATEMENTS
Eaton Personal Investment Plan
2	Summary of Significant Accounting Policies, Continued

Investment Valuation and Income Recognition, Continued:

Purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Fees:

All administrative and transaction costs, management fees and expenses of the Plan are paid by the trustee from the Master Trust unless such costs, fees and expenses are paid by the Company. The Company elected to pay certain administrative costs during 2007 and 2006 on behalf of the Plan.

Payment of Benefits:

Upon termination of service, retirement, death or total and permanent disability, a participant is eligible to receive a lump sum amount equal to the value of his or her account. A participant may choose to take partial withdrawals.

Plan Termination:

The Company may amend, modify, suspend, or terminate the Plan. No amendment, modification, suspension, or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

Risks and Uncertainties:

The Master Trust’s investments include investments, as listed in Footnote 4, with varying degrees of risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.

NOTES TO FINANCIAL STATEMENTS
Eaton Personal Investment Plan
3	Tax Status

On May 16, 2003, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended; however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

4	Investments

Fidelity Management Trust Company, trustee and recordkeeper of the Plan, holds the Plan’s investment assets and executes investment transactions, and all investment assets of the Plan, except for participant loans, are pooled for investment purposes in the Master Trust.

A summary of the investments of the Master Trust is as follows:

	2007	2006
Registered investment companies	$1,590,817,582	$1,417,607,070
Eaton common shares	734,478,885	648,581,054
Guaranteed investment contracts	89,991,700	109,733,009
Common collective trusts	198,648,938	157,636,096
U.S. government securities	86,483,398	127,610,609
Corporate debt instruments	84,501,583	35,079,022
Interest-bearing cash	45,756,058	25,291,834
Non interest-bearing cash	170,187	736,126
Receivables	17,426,800	6,469,688
Pooled separate accounts	—	450,185
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(642,584)	1,041,884

Total Investments	$2,847,632,547	2,530,236,577

The Plan had a 3.4% and 3.6% interest in the investments of the Master Trust as of December 31, 2007 and 2006, respectively.
Investment income and administrative expenses relating to the Master Trust are allocated to the individual Plans based upon the average balance invested by each Plan in each of the individual funds of the Master Trust. A summary of the Master Trust’s net investment income allocated to the participating Plans for the year ended December 31, 2007 and 2006, is as follows:

NOTES TO FINANCIAL STATEMENTS
Eaton Personal Investment Plan
4	Investments, Continued

	2007	2006
Interest and dividend income	$121,364,611	$107,115,493
Net Appreciation in Fair Value of Investments:
Eaton Common Shares Fund	181,521,540	78,504,431
Registered investment companies	31,336,704	92,611,016
Eaton Fixed Income Fund	10,465,809	6,906,175

	$344,688,664	$285,137,115

At December 31, 2007 and 2006, respectively, the Eaton Fixed Income Fund was comprised of U.S. government securities (47% and 75%), corporate debt instruments (46% and 21%), interest-bearing and non interest-bearing cash (7% and 3%), and pooled separate accounts (0% and 1%).
The Master Trust funds are invested in various investments through the Fidelity Management Trust Company. Investments which constitute more than 5% of the Master Trust’s net assets are:

	2007	2006
Fidelity Contrafund	$186,509,853	$157,872,296
EB Money Market Fund	$184,288,151	$162,583,827
Vanguard Institutional Index	$202,601,079	$166,502,826
Vanguard Windsor Fund	N/A	$140,114,278
Eaton Fixed Income Fund	$184,178,086	$170,318,888
Eaton Common Shares Fund (unitized fund consisting of Eaton Shares and cash)	$751,827,178	$661,402,696
5	Party-in-Interest Transactions

Party-in-interest transactions included the investments in the common stock of Eaton and the investment funds of the trustee and the payments of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

During 2007 and 2006, the Master Trust received $13,855,208 and $13,866,504, respectively, in common stock dividends from the Company.

NOTES TO FINANCIAL STATEMENTS
Eaton Personal Investment Plan
6	Rollovers

During 2006, former employees of Dover Resources, Inc. chose to rollover 401(k) balances totaling $695,584, which includes $78,384 of participant loans. Former employees of PerkinElmer, Inc. chose to rollover 401(k) balances throughout the year totaling $3,738,231. The balance of the 2006 and 2007 rollovers relate to other employees hired into the organization.

7	Plan Transfers

On August 31, 2007, the Argo Tech Employees Savings Plan was merged into the Eaton Personal Investment Plan. As a result, 401(k) balances totaling $6,115,887 were transferred into the plan. In addition, a total of $239,466 in participant loans were transferred into the Eaton Personal Investment Plan as a result of this merger. The balance of the transfers relate to other Eaton plans.

8	Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of FAS 157 will not impact the amounts reported in the financial statements, however, additional disclosures will be required to describe the inputs used to develop the measurements of fair value and the effect of certain of the measurements reported in the statement of operations for a fiscal period.

In March 2008, the FASB issued SFAS 161, “Disclosure about Derivative Instruments and Hedging Activities”, which amends the disclosure requirements of SFAS 133. SFAS 161 requires increased disclosures about derivative instruments and hedging activities and their effects on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted. The effect of SFAS 161 has not yet been determined.

In May 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Account Standards (“SFAS”) 162, “The hierarchy of Generally Accepted Accounting Principles”, which is intended to improve financial reporting by indentifying the sources of accounting principles and a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. SFAS 162 will be effected 60 days after U.S. Securities and Exchange Commission approves the Public Company Accounting Oversight Board’s amendments to AU section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. SFAS 162 is not expected to have a material impact on the Plan’s financial statements.

NOTES TO FINANCIAL STATEMENTS
Eaton Personal Investment Plan
9	Benefit-Responsive Investment Contract

The Plan holds an interest in a benefit-responsive investment contract with Vanguard in the Eaton Stable Value Fund. Vanguard maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Vanguard, represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The average market yield of the Fund for 2007 and 2006 was 4.68% and 4.29%, respectively. This yield is calculated based on actual investment income from the underlying investments for the last month of the year, annualized and divided by the fair value of the investment portfolio on the report date. The average yield of the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund was 4.69% and 4.29%, respectively.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

The fair value is based on various valuation approaches dependent on the underlying investments of the contract.

Certain events limit the ability of the Plan to transact at contract value with the issuers. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants is probable.

The issuer may terminate the contract for cause at any time.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
Eaton Personal Investment Plan
EIN 34-0196300
Plan Number 162
December 31, 2007

	(b)	( c )
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
*	Interest in Eaton Employee Savings Trust Master Trust	Master Trust	N/A	$91,548,526
*	Intetest in Eaton Stable Value Fund-Footnote 1	Guaranteed Investment Contract	N/A	4,665,047
*	Participant Loans	4%-10.5%, various maturity dates	N/A	2,654,649

				$98,868,222

Footnote 1-denotes contract value

*	Party-in-interest to the Plan.